Dear Shareholders:

Lexington Growth and Income Fund had a total return of 6.02%* for the six month period ended June 30, 1999. This compares to a total return of 10.93% for the average growth and income fund monitored by Lipper, Inc. and a gain of 12.39% for the unmanaged Standard & Poor's 500 Stock Price Index (with dividends reinvested).

Portfolio Review

Stocks continued to soar in the first half of 1999. Driving stocks higher was the much-improved outlook for corporate earnings, a reflection of the continued strength of the U.S. economy and improving conditions in several countries that are important trading partners of U.S. corporations. Although we had anticipated a pick-up in earnings this year after a flat year in 1998, the speed and magnitude of the gains were very impressive. We expect earnings to remain strong for the rest of this year providing continued support for stock prices.

Interest rates, on the other hand, have not been friendly toward stocks. Long-term rates have climbed more than 1.25% from the lows reached last fall culminating with an increase in short-term rates by the Federal Reserve Board on June 30. In the past, rising rates have not been good for stocks. In the tug of war between earnings and rates, earnings have been the clear winner, so far. However, the rise in rates has once again resulted in a significantly overvalued market.

Market Outlook

In our view, the outlook is for a continuation of these conditions. The U.S. economy appears unstoppable so that despite the moderating effects of higher interest rates, improving global growth, and a resurgent manufacturing sector, overall growth is expected to remain strong. Under these conditions the Federal Reserve may have no choice but to raise short-term interest rates again, and while the stock market has ignored one increase, it may find another increase harder to swallow.

The improved outlook for earnings was most pronounced in cyclicals such as basic material and capital equipment companies. The Fund was under represented in these areas contributing to the lagging performance relative to the peer group in the first half. We have adjusted the composition of the Fund by increasing the exposure to stocks in the aluminum, paper, and energy areas. At the same time, we have reduced our weightings in the richly valued pharmaceutical industry and the financial sector which could be more negatively affected by rising interest rates.

In an environment of strong earnings and unfavorable interest rates, the stock market may have difficulty matching the very high returns that investors have been accustomed to in recent years. Our investment approach, which continues to focus on finding high quality stocks with good earnings and price momentum, and which sell at attractive valuations, should generate above average returns in this environment.

Year 2000 — Investment Decisions

When evaluating current and potential portfolio positions, Year 2000 readiness is one of the factors the Fund's manager considers. The manager will rely upon public filings and other statements made by companies about their Year 2000 readiness. The manager, of course, cannot audit each company and its major suppliers to verify their Year 2000 readiness. If a company in which the Fund is invested is adversely affected by Year 2000 problems, it is likely that the price of its securities will also be adversely affected. A decrease in the value of one or more of the Fund's portfolio holdings will have a similar impact on the Fund's performance. A further discussion of Year 2000 issues is included in the footnotes to the financial statements, which are included in this report.

We appreciate the support of our shareholders and would be happy to respond to any questions or comments you may have. Please feel free to call us at 1-800-526-0056 or visit our website at www.lexingtonfunds.com.

Sincerely,

Alan H. Wapnick
Portfolio Manager
August, 1999

Robert M. DeMichele
President
August, 1999

* **13.35%, 21.22%,** and **14.68%** are the one, five, and ten year average annual standard total returns, respectively, for the period ended June 30, 1999. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than at their original cost. Total return represents past performance and is not predictive of future results. There is no guarantee the Fund can achieve its objective.

Portfolio Summary as of June 30, 1999
(unaudited)

Asset Allocation



Common Stocks	97%
Cash & Cash Equivalents	3%

Top Sector Holdings



Merchandising	11%
Services	11%
Financial Services	11%
Energy Sources	10%
Telecommunications	10%
Electrical & Electronics	8%

Top Ten Holdings (27% of Portfolio)

1. Tyco International, Ltd. – *Multi-Industry*
2. Comcast Corporation – *Telecommunications*
3. The Home Depot, Inc. – *Merchandising*
4. Analog Devices, Inc. – *Electrical & Electronics*
5. Morgan Stanley Dean Witter & Company – *Financial Services*
6. Federal National Mortgage Association – *Financial Services*
7. Lucent Technologies, Inc. – *Telecommunications*
8. Texaco, Inc. – *Energy Sources*
9. Medtronic, Inc. – *Health & Personal Care*
10. Costco Companies, Inc. – *Merchandising*

Lexington Growth and Income Fund, Inc.
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited)

Number of Shares	Security	Value (Note 1)
	COMMON STOCKS: 96.5%	
	Autos: 1.8%	
79,000	Ford Motor Company	$ 4,458,562
	Capital Equipment: 1.9%	
67,000	Raytheon Company "B"	4,715,125
	Computers: 2.5%	
42,000	Microsoft Corporation[1]	3,785,250
19,000	International Business Machines . .	2,455,750
		6,241,000
	Consumer Durable Goods: 4.0%	
90,000	Dana Corporation	4,145,625
105,400	EMC Corporation[1]	5,797,000
		9,942,625
	Consumer Nondurable Goods: 3.3%	
69,500	Anheuser-Busch Companies	4,930,156
108,000	Saks, Inc.[1]	3,118,500
		8,048,656
	Diversified Manufacturing: 2.2%	
148,000	The Dial Corporation	5,503,750
	Drugs: 1.9%	
43,700	Pfizer, Inc.	4,796,075
	Electrical & Electronics: 8.3%	
132,000	Analog Devices, Inc.[1]	6,624,750
72,000	Cisco Systems, Inc.[1]	4,637,250
53,200	Motorola, Inc.	5,040,700
63,000	Solectron Corporation[1]	4,201,312
		20,504,012
	Energy Sources: 9.7%	
136,000	Conoco, Inc. "A"	3,791,000
55,200	Enron Corporation	4,512,600
60,500	Exxon Corporation	4,666,062
97,600	Texaco, Inc.	6,100,000
114,500	The Williams Companies, Inc.	4,873,406
		23,943,068
	Financial Services: 10.5%	
87,750	Citigroup, Inc.	4,168,125
91,200	Federal National Mortgage Association	6,235,800
194,600	Foremost Corporation of America . .	4,281,200
91,200	Lincoln National Corporation	4,770,900
62,800	Morgan Stanley Dean Witter & Company	6,437,000
		25,893,025
	Health & Personal Care: 8.1%	
71,800	American Home Products Corporation	4,128,500
76,000	Cardinal Health, Inc.	4,873,500
50,700	Johnson and Johnson	4,968,600
77,000	Medtronic, Inc.	5,996,375
		19,966,975

Number of Shares or Principal Amount	Security	Value (Note 1)
	Materials: 5.6%	
365,000	Bethlehem Steel Corporation[1] . . .	$ 2,805,937
109,000	International Paper Company	5,504,500
94,900	Martin Marietta Materials, Inc.	5,599,100
		13,909,537
	Merchandising: 11.1%	
45,000	Circuit City Stores, Inc.	4,185,000
74,700	Costco Companies, Inc.[1]	5,978,334
216,250	Office Depot, Inc.[1]	4,771,016
118,000	Safeway, Inc.[1]	5,841,000
105,400	The Home Depot, Inc.	6,791,712
		27,567,062
	Metals: 1.5%	
117,000	Alcan Aluminium, Ltd.	3,736,688
	Multi-Industry: 3.5%	
90,300	Tyco International, Ltd.	8,555,925
	Services: 11.1%	
102,000	Ceridian Corporation[1]	3,334,125
115,300	Ecolab, Inc.	5,029,963
86,900	Pitney Bowes, Inc.	5,583,325
55,000	Schlumberger, Ltd.	3,502,813
101,000	The McGraw-Hill Companies, Inc. . .	5,447,688
63,000	Time Warner, Inc.	4,630,500
		27,528,414
	Telecommunications: 9.5%	
86,100	American Telephone & Telegraph Corporation	4,805,456
179,000	Comcast Corporation	6,880,313
91,800	Lucent Technologies, Inc.	6,190,763
74,050	Marsh & McLennan Companies, Inc.	5,590,775
		23,467,307
	TOTAL COMMON STOCKS (cost $176,229,182)	238,777,806
	SHORT-TERM INVESTMENTS: 2.1%	
	U.S. Government Agency Obligation: 2.1%	
$5,100,000	Federal Home Loan Bank, 4.47%, due 07/01/99 (cost $5,100,000)	$ 5,100,000
	TOTAL INVESTMENTS: 98.6% (cost $181,329,182†) (Note 1) . .	243,877,806
	Other assets in excess of liabilties: 1.4%	3,484,982
	TOTAL NET ASSETS: 100.0% (equivalent to $23.23 per share on 10,648,182 shares outstanding)	**$247,362,788**

[1] Non-income producing security.

† Aggregate cost for Federal income tax purposes is identical.

The Notes to Financial Statements are an integral part of this statement.

Lexington Growth & Income Fund, Inc.
Statement of Assets and Liabilities
June 30, 1999 (unaudited)

Assets	
Investments, at value (cost $181,329,182) (Note 1)	$243,877,806
Cash	3,919,405
Receivable for shares sold	12,084
Dividends and interest receivable	85,970
Total Assets	247,895,265
Liabilities	
Due to Lexington Management Corporation (Note 2)	122,979
Payable for shares redeemed	223,095
Accrued expenses	186,403
Total Liabilities	532,477
Net Assets (equivalent to $23.23 per share on 10,648,182 shares outstanding) (Note 4)	$247,362,788
Net Assets consist of:	
Capital stock — authorized 1,000,000,000 shares, $.001 par value per share	$ 10,648
Additional paid-in capital	158,100,734
Undistributed net investment income	326,092
Accumulated net realized gain on investments	26,376,690
Unrealized appreciation of investments	62,548,624
Total Net Assets	$247,362,788

Lexington Growth & Income Fund, Inc.
Statement of Operations
Six months ended June 30, 1999 (unaudited)

Investment Income		
Dividends	$ 1,529,234	
Interest	137,899	
	1,667,133	
Less: foreign tax expense	74,999	
Total investment income		$ 1,592,134
Expenses		
Investment advisory fee (Note 2)	752,926	
Distribution expenses (Note 3)	167,786	
Transfer agent and shareholder servicing expenses (Note 2)	128,468	
Accounting expenses (Note 2)	103,994	
Printing and mailing expenses	24,820	
Professional fees	20,272	
Custodian expenses	14,439	
Registration fees	10,979	
Computer processing fees	9,419	
Directors' fees and expenses	8,153	
Other expenses	24,786	
Total expenses		1,266,042
Net investment income		326,092
Realized and Unrealized Gain (Loss) on Investments (Note 5)		
Net realized gain on investments	26,018,003	
Net change in unrealized appreciation of investments	(12,143,059)	
Net realized and unrealized gain		13,874,944
Increase in Net Assets Resulting from Operations		$14,201,036

The Notes to Financial Statements are an integral part of these statements.

Lexington Growth and Income Fund, Inc.
Statements of Changes in Net Assets

	Six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998
Net investment income	$ 326,092	$ 137,047
Net realized gain from investment transactions	26,018,003	25,439,329
Net change in unrealized appreciation of investments	(12,143,059)	20,019,331
Net increase in net assets resulting from operations	14,201,036	45,595,707
Distributions to shareholders from net investment income	—	(13,349)
Distributions to shareholders from net realized gains from security transactions	—	(27,112,974)
Decrease in net assets from capital share transactions (Note 4)	(12,628,009)	(716,787)
Net increase in net assets	1,573,027	17,752,597
Net Assets:		
Beginning of period	245,789,761	228,037,164
End of period (including undistributed net investment income of $326,092 and $0, in 1999 and 1998, respectively)	$247,362,788	$245,789,761

The Notes to Financial Statements are an integral part of these statements.

Lexington Growth and Income Fund, Inc.
Notes to Financial Statements
June 30, 1999 (unaudited) and December 31, 1998

1. Significant Accounting Policies

Lexington Growth and Income Fund, Inc. (the ''Fund'') is an open-end diversified management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is long-term appreciation of capital. Income is a secondary objective. The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements:

Investments Securities transactions are accounted for on a trade date basis. Realized gains and losses from investment transactions are reported on the identified cost basis. Securities traded on a recognized stock exchange are valued at the last sales price reported by the exchange on which the securities are traded. If no sales price is recorded, the mean between the last bid and asked prices is used. Securities traded on the over-the-counter market are valued at the mean between the last current bid and asked prices. Short-term securities having a maturity of 60 days or less are stated at amortized cost, which approximates market value. Securities for which market quotations are not readily available and other assets are valued by Fund management in good faith under the direction of the Fund's Board of Directors. All investments quoted in foreign currencies are valued in U.S. dollars on the basis of the foreign currency exchange rates prevailing at the close of business. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income, adjusted for amortization of premiums and accretion of discounts, is accrued as earned.

Federal Income Taxes It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to ''regulated investment companies'' and to distribute all of its taxable income to its shareholders. Therefore, no provision for Federal income taxes is required.

Distributions Dividends from net investment income are normally declared and paid semi-annually and dividends from net realized capital gains are normally declared and paid annually. However, the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. At December 31, 1998, reclassifications were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distributions under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fee and Other Transactions with Affiliate

The Fund pays an investment advisory fee to Lexington Management Corporation (''LMC'') at an annual rate of 0.75% of the Fund's average daily net assets up to $100 million and in decreasing stages to 0.40% of average daily net assets in excess of $250 million. For 1999, LMC has agreed to voluntarily limit the total expenses of the Fund (excluding interest, taxes, brokerage commissions, 12b-1 fees and extraordinary expenses but including management fee and operating expenses) to an annual rate of 2.50% of the Fund's average net assets. No reimbursement was required for the six months ended June 30, 1999.

The Fund also reimbursed LMC for certain expenses, including accounting and shareholder servicing costs of $212,804 which are incurred by the Fund, but paid by LMC.

3. Distribution Plan

The Fund has a Distribution Plan (the ''Plan'') which allows payments to finance activities associated with the distribution of the Fund's shares. The Plan provides that the Fund may pay distribution fees on a reimbursement basis, including payments to Lexington Funds Distributor, Inc. (''LFD''), the Fund's distributor, in amounts not exceeding 0.25% per annum of the Fund's average daily net assets. Total distribution expenses for the six months ended June 30, 1999 were $167,786 and are set forth in the statement of operations.

4. Capital Stock

	Six months ended June 30, 1999 (unaudited)		Year ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	380,981	$ 8,515,877	840,489	$ 18,202,069
Shares issued on reinvestment of dividends	—	—	1,097,314	23,855,594
	380,981	8,515,877	1,937,803	42,057,663
Shares redeemed	(951,023)	(21,143,886)	(1,967,968)	(42,774,450)
Net decrease	(570,042)	$(12,628,009)	(30,165)	$ (716,787)

5. Investment Transactions

The cost of purchases and proceeds from sales of securities for the six months ended June 30, 1999, excluding short-term securities, were $111,774,250 and $131,369,889, respectively.

At June 30, 1999, the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost amounted to $65,745,515 and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value amounted to $3,196,891.

6. Investment and Concentration Risks

The Fund's ability to invest in foreign securities may involve risks not present in domestic investments. Since foreign securities may be denominated in a foreign currency and involve settlement and pay interest or dividends in foreign currencies, changes in the relationship of these foreign currencies to the U.S. dollar can significantly affect the value of the investments and earnings of the Fund. Foreign investments may also subject the Fund to foreign government exchange restrictions, expropriation, taxation or other political, social or economic developments, all of which could affect the market and/or credit risk of the investments.

Year 2000 Compliance Risk The Fund seeks to ensure that the operating and processing systems of the companies in which it invests will continue to function when the Year 2000 arrives. However, the risk exists that one or more of these companies may not be adequately prepared for the Year 2000 which could have a material impact on the company itself and on the Fund's investment in that company.

Lexington Growth & Income Fund, Inc.
Financial Highlights

Selected per share data for a share outstanding throughout the period:

	Six months ended June 30, 1999 (unaudited)	Year ended December 31,			
		1998	1997	1996	1995
Net asset value, beginning of period	$21.91	$20.27	$18.56	$15.71	$14.36
Income from investment operations:					
Net investment income	0.03	—	0.05	0.07	0.22
Net realized and unrealized gain on investments	1.29	4.30	5.46	4.08	3.00
Total income from investment operations	1.32	4.30	5.51	4.15	3.22
Less distributions:					
Distributions from net investment income	—	—	(0.07)	(0.13)	(0.22)
Distributions from net realized gains	—	(2.66)	(3.73)	(1.17)	(1.65)
Total distributions	—	(2.66)	(3.80)	(1.30)	(1.87)
Net asset value, end of period	$23.23	$21.91	$20.27	$18.56	$15.71
Total return	12.52%*	21.42%	30.36%	26.46%	22.57%
Ratio to average net assets:					
Expenses	1.05%*	1.16%	1.17%	1.13%	1.09%
Net investment income	0.27%*	0.06%	0.21%	0.43%	1.38%
Portfolio turnover rate	94.39%*	63.20%	88.15%	101.12%	159.94%
Net assets, end of period (000's omitted)	$247,363	$245,790	$228,037	$200,309	$138,901

* Annualized.

Lexington
Growth and Income Fund, Inc.

Investment Adviser

LEXINGTON MANAGEMENT CORPORATION
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Distributor

LEXINGTON FUNDS DISTRIBUTOR, INC.
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

All shareholder requests for services of any kind should be sent to:

Transfer Agent

STATE STREET BANK AND
TRUST COMPANY
c/o National Financial Data Services
330 West Ninth Street
Kansas City, Missouri 64105

Or call toll free:
Service and Sales: 1-800-526-0056
24 Hour Account Information:
1-800-526-0052

www.lexingtonfunds.com

(800) 526-0052

"LEXLINE"

24 hour toll-free telephone access to your
Lexington Fund account
Price/Yield • Account Balances • Exchanges •
Last Transactions • Total Return • Duplicate Statements

This report has been prepared for the information of the shareholders of Lexington Growth and Income Fund, Inc. and is authorized for distribution to the public only if it is accompanied or preceded by a currently effective prospectus which sets forth expenses and other material information.

LEX279/280/281-SAR6/99

LEXINGTON GROWTH AND INCOME FUND, INC.

Seeks capital appreciation over the long term through investments in the stocks of large, ably managed and well financed companies.

Semi-Annual Report
June 30, 1999

The Lexington Group
of **No-Load**
Investment Companies

LEXINGTON®